Copa Holdings Announces Monthly Traffic Statistics For September 2013

PANAMA CITY, Oct. 10, 2013 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for September 2013:

Operating Data	September	September	% Change	YTD	YTD	% Change
	2013	2012	(YOY)	2013	2012	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,571.5	1,420.5	10.6%	14,080.1	12,120.0	16.2%
RPM (mm) (2)	1,197.2	1,048.8	14.1%	10,807.8	9,133.4	18.3%
Load Factor (3)	76.2%	73.8%	2.3p.p.	76.8%	75.4%	1.4p.p.
International Service
ASM (mm) (1)	1,523.0	1,362.5	11.8%	13,594.8	11,568.7	17.5%
RPM (mm) (2)	1,156.5	1,003.8	15.2%	10,426.5	8,703.5	19.8%
Load Factor (3)	75.9%	73.7%	2.3p.p.	76.7%	75.2%	1.5p.p.
Domestic Service
ASM (mm) (1)	48.4	58.0	-16.6%	485.4	551.4	-12.0%
RPM (mm) (2)	40.7	45.0	-9.6%	381.3	429.9	-11.3%
Load Factor (3)	84.1%	77.6%	6.5p.p.	78.5%	78.0%	0.6p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of September 2013, Copa Holdings' system-wide passenger traffic (RPM) increased 14.1% year over year, while capacity increased 10.6%. As a result, system load factor for September 2013 was 76.2%, a 2.3 percentage point increase when compared to September 2012.

International passenger traffic grew 15.2%, while capacity increased 11.8%. This resulted in a load factor of 75.9%, a 2.3 percentage point increase when compared to September 2012. For the month, International capacity represented 96.9% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 9.6%, while capacity decreased 16.6%. As a result, domestic load factor for the month increased 6.5 percentage points to 84.1%. For the month, domestic capacity represented 3.1% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 65 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 89 aircraft: 63 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panamá, Director-Investor Relations, +1-507-304-2677